Exhibit 99.4

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES OF AMERICA

GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

Canadian generally accepted accounting principles (“Canadian GAAP”) differ in some respects from the principles that Brookfield Asset Management Inc. (the “company”) would follow if its consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

The impact of the accounting differences between Canadian GAAP and U.S. GAAP on the company’s balance sheets at December 31, 2008 and 2007 and statements of income, retained earnings and comprehensive (loss) income for the years then ended are quantified and described in this exhibit. The additional disclosure contained within this document for years ended December 31, 2008 and 2007 should be read in conjunction with the company’s financial statements as at and for the years ended December 31, 2008 and 2007 contained in the company’s 2008 Annual Report as filed on Form 40-F. A copy of this Annual Report can be found on EDGAR at www.sec.gov/edgar.shtml and on the company’s web site, www.brookfield.com, at investor center/financial reports.

(a)	Income Statement Differences

The impact of the differences in accounting principles between the company’s income statements and those prepared under U.S. GAAP are summarized in the following table:

(MILLIONS, EXCEPT PER SHARE AMOUNTS)	Note	2008	2007
Net Income as reported under Canadian GAAP		$649	$787
Adjustments:
Commercial property income	(i)	(10)	(20)
Residential property income	(ii)	87	(52)
Hedge Accounting	(iii)	(61)	139
Investment Company Accounting	(iv)	(305)	—
Fair value election	(v)	25	—
Foreign exchange and dividends on convertible preferred shares	(vi)	(102)	267
Development costs	(vii)	(22)	(10)
Commercial property depreciation	(viii)	8	8
Deferred income taxes	(ix)	(61)	(10)
Other	(x)	11	(3)
Non-controlling interests in the above		243	(91)
Net income under U.S. GAAP		462	1,015
Preferred share dividends		(44)	(44)
Convertible preferred share dividends	(vi)	(31)	(27)
Net income available to common shareholders under U.S. GAAP		$387	$944
Per share amounts under U.S. GAAP	(xi)
Basic earnings per share		$0.67	$1.62
Diluted earnings per share		$0.65	$1.57

(i)	Commercial Property Income

The company adopted straight-line recognition of rental revenue for all its properties from January 1, 2004 onward, thereby harmonizing this policy with U.S. GAAP. In 2008, the company recorded a decrease to commercial property income of $4 million (2007 – $12 million) to reflect the adjustment required if straight-line rental revenue had been recognized from the outset of the lease as opposed to January 1, 2004 onward. The recognition of lease termination income can differ between U.S. GAAP and Canadian GAAP, and resulted in an increase to commercial property income in 2008 of $18 million (2007 – decrease of $8 million).

In 2008, the company realized a $24 million foreign exchange gain resulting from a reduction of a net investment in one of the company’s self-sustaining subsidiaries. Canadian GAAP allows for income recognition of foreign exchange gains on the reduction of a net investment, as opposed to recognition in other comprehensive income under U.S. GAAP until the investment is sold or is substantially or completely liquidated.

(ii)	Residential Property Income

The company’s revenue recognition policy for land sales requires, in part, that the significant risks and rewards of ownership have passed to the purchaser in certain jurisdictions prior to the recognition of revenue by the vendor. Land sales transactions substantially transfer the risks and rewards of ownership to the purchaser when both parties are bound to the terms of the sale agreement and possession passes to the purchaser. In certain instances, title may not have transferred. Transfer of title is a requirement for recognizing revenue under U.S. GAAP, whereas this is not required in all circumstances under Canadian GAAP. Accordingly, residential development income increased by $87 million (2007 – $52 million decrease) for U.S. GAAP purposes representing amounts previously recognized in income under Canadian GAAP.

(iii)	Hedge Accounting

Hedge Accounting adjustments in 2008 and 2007 are as follows:

(MILLIONS)	2008	2007
Power sale contracts	$(63)	$78
Foreign currency contracts	2	57
Other	—	4
	$(61)	$139

Hedge accounting differences are primarily related to power sales contracts and foreign exchange contracts. Canadian GAAP requires that certain power sale contracts that contain a net settlement provision be marked-to-market without a corresponding mark-to-market of the carrying value of the underlying power generating capacity. U.S. GAAP allows such contracts to be exempt from mark-to-market treatment if the contracts form part of the normal sales activities of the company. Under Canadian GAAP, the company recorded a $63 million gain (2007 – $78 million loss) on the mark-to-market of power sale contracts of this nature, which was not recorded under U.S. GAAP.

The company recorded a $2 million gain (2007—$57 million gain) on settlement of a foreign currency derivative to mitigate the foreign currency exposure of an anticipated business combination. Canadian GAAP allows qualified cash flow hedges of foreign currency risk exposures of an anticipated business combination to be recorded in other comprehensive income, as opposed to net income under U.S. GAAP.

(iv)	Investment Company Accounting

Under U.S. GAAP, the company is required to retain Investment Company Accounting to the extent it is utilized by a subsidiary which it consolidates. Certain of the company’s subsidiaries use this specialized basis of accounting, and accordingly, the investments subject to it are recorded at fair value. Under Canadian GAAP, these subsidiaries record investments at historic cost. The pre-tax fair value revaluation under U.S. GAAP resulted in a decrease to net income of $305 million or $91 million net of non-controlling interests.

(v)	Fair Value Election

Fair value adjustments include revaluation adjustments arising from FAS 159. The company elected to adopt the fair value accounting standard FAS 159 on January 1, 2008, which provides the company with the ability to record selected financial instruments at fair value. The company elected to record its interests in Chilean and Brazilian transmission operations and Australian property funds at fair value with changes in value recorded in net income. The pre-tax fair value adjustment at December 31, 2008 as a result of the fair value election was income of $25 million or $nil net of non-controlling interests.

(vi)	Foreign Exchange and Dividends on Convertible Preferred Shares

Canadian GAAP requires that the company’s preferred share obligations that could be settled with a variable number of the company’s common equity be classified as liabilities and corresponding distributions as interest expense for Canadian GAAP, whereas under U.S. GAAP, they are classified as mezzanine equity with corresponding distributions classified as dividends. Under Canadian GAAP, these preferred share liabilities are converted into the company’s functional currency at current rates. Under U.S. GAAP, these preferred shares are converted into the company’s functional currency at historical rates. As a result, the company has recorded the following adjustments for U.S. GAAP:

(MILLIONS)	2008	2007
Preferred share dividends classified as interest expense for Canadian GAAP	$94	$84
Revaluation of preferred shares at historical foreign exchange rates	(196)	183
	$(102)	$267

Convertible preferred share dividends paid by the corporation, as opposed to by its subsidiaries, of $31 million (2007 – $27 million) constitute a reconciling item for purposes of determining Net income available to common shareholders under U.S. GAAP.

(vii)	Development Costs

Development costs include $22 million of direct expenses (2007 – $10 million) which are deferred and amortized under Canadian GAAP and expensed under U.S. GAAP.

(viii)	Commercial Property Depreciation

Straight-line depreciation was adopted by the company from January 1, 2004 onward which effectively harmonized Canadian GAAP with U.S. GAAP. In 2008, the company recorded an increase to U.S. GAAP net income of $8 million (2007 – $8 million) to reflect the adjustment required if straight-line depreciation had been recognized from the outset as opposed to January 1, 2004 onward.

(ix)	Deferred Income Taxes

The difference in the deferred income tax provision includes the tax effect of the income statement adjustments under U.S. GAAP. Also, under Canadian GAAP the tax rates applied to temporary differences and losses carried forward are those which are substantively enacted. Under U.S. GAAP, tax rates are applied to temporary differences and losses carried forward only when they are enacted.

(x)	Other

Other adjustments for differences between Canadian and U.S. GAAP include $24 million of income (2007 – $5 million income) related to capitalized interest on certain development projects which are expensed under Canadian GAAP and deferred and amortized under U.S. GAAP and $1 million of expense ($2007 – $8 million of expense) related to differences from the company’s operations in Brazil and its insurance operations.

Other adjustments also include a $12 million expense (2007 – $nil) related to the company’s stock based compensation plan for a one-time make whole payment. Under Canadian GAAP, payments with the intention to make whole the holder of an award are not considered modifications to the plan; however, under U.S. GAAP these payments are modifications and are expressed as incurred.

(xi)	Per Share Amounts

The company’s current policy is to redeem the Preferred Shares Series 10, 11, 12, and 21 through the payment of cash in the event that holders of Preferred Shares exercise their conversion option. As a result, the impact of the conversion option of these Preferred Shares has been excluded from the company’s diluted EPS calculation under U.S. GAAP. However, the company is not legally obliged to redeem these Preferred Shares for cash and reserves the right to settle the conversion option in Class A common shares.

(b)	Comprehensive (Loss) Income

The impact of the differences in accounting principles between the company’s statements of comprehensive (loss) income under Canadian GAAP and under U.S. GAAP are as follows:

(MILLIONS)	Note	2008	2007
Other comprehensive (loss) income – Canadian GAAP		$(1,215)	$302
Market value adjustments	(i)	20	(59)
Additional pension asset	(ii)	(43)	6
Foreign currency translation	(iii)	(36)	(18)
Income taxes on above noted adjustments		7	15
Other comprehensive (loss) income – U.S. GAAP		$(1,267)	$246
(i) Market Value Adjustments Market value adjustments in other comprehensive (loss) income in 2008 and 2007 are as follows:
(MILLIONS)		2008	2007
Hedge Accounting		$(2)	$(57)
Investment Company Accounting		22	—
Available-for-sale securities		—	(2)
Market value adjustments		$20	$(59)

Hedge Accounting adjustments include the impact of certain cash flow hedges of anticipated business combinations. Canadian GAAP allows the effective portion of cash flow hedges of foreign currency risk exposures of an anticipated business combination to be recorded in other comprehensive income. However, under U.S. GAAP, cash flow hedges of an anticipated business combination are recorded in net income at fair value.

Investment Company Accounting adjustments are a result of the continuation of investment company accounting under U.S. GAAP, as noted in subsection a (iv). Under Canadian GAAP these investments are accounted for using either full consolidation or equity method accounting. Accordingly, under U.S. GAAP, other comprehensive income that was recognized under Canadian GAAP is reclassified to net income for U.S. GAAP purposes.

(ii)	Additional Pension Asset

U.S. GAAP requires the overfunded or underfunded status of a defined benefit post retirement pension plan to be reflected in the consolidated balance sheet with an offsetting adjustment to other comprehensive income. The company has reflected this adjustment including its proportionate share of adjustments recorded by equity accounted investees and consolidated subsidiaries.

(iii)	Foreign Currency Translation Adjustments

Canadian and U.S. GAAP require that the change in the cumulative translation adjustment account be recorded in other comprehensive income. The resulting changes in the carrying values of assets which reflect foreign currency conversion are not necessarily reflective of changes in underlying value. Additionally, certain U.S. GAAP adjustments effect the foreign currency translation of self-sustaining subsidiaries with a functional currency that is different from the U.S. Dollar. Accordingly, the effect of this translation is included as a U.S. GAAP adjustment.

As a result of the above adjustments, the components of other comprehensive (loss) income under U.S. GAAP are as follows:

(MILLIONS)	2008	2007
Net income under U.S. GAAP	$462	$1,015
Market value adjustments	(302)	(211)
Additional pension asset	(43)	6
Foreign currency translation	(816)	392
Taxes on above noted adjustments	(106)	59
Other comprehensive (loss) income	(1,267)	246
Comprehensive (loss) income	$(805)	$1,261

(c)	Balance Sheet Differences

The incorporation of the significant differences in accounting principles under Canadian GAAP and U.S. GAAP would result in the following presentation of the company’s balance sheets:

(MILLIONS)	Note	2008	2007
Assets
Cash and cash equivalents		$1,172	$1,561
Accounts receivable and other	(i)	7,213	7,608
Intangible assets		1,614	2,026
Goodwill		1,275	1,528
Securities		2,187	3,453
Loans and notes receivable		2,070	892
Property, plant and equipment	(ii), (iii)	35,375	37,141
Equity accounted investments	(iv)	914	1,336
Total assets under U.S. GAAP		$51,820	$55,545
Liabilities and shareholders’ equity
Non-recourse borrowings
Property-specific mortgages		$21,820	$21,644
Other debt of subsidiaries		5,026	7,342
Corporate borrowings		2,284	2,048
Accounts payable and other		8,198	9,876
Intangible liabilities		891	982
Non-controlling interests		7,169	5,500
Preferred equity		1,346	1,204
Common equity	(v)	5,086	6,949
Total liabilities and shareholders’ equity under U.S. GAAP		$51,820	$55,545

Under U.S. GAAP, the company retains the specialized basis of accounting utilized by certain subsidiaries which it consolidates. Certain of the company’s subsidiaries use Investment Company Accounting and accordingly records investments at fair value. Under Canadian GAAP, these investments are accounted for using either full consolidation or equity method accounting. As a result, the U.S. GAAP Balance Sheet reflects these investments on a deconsolidated basis at fair value.

Certain prior year amounts have been reclassified to conform to the current year’s presentation in conformity with Canadian GAAP.

The significant difference in each category between Canadian GAAP and U.S. GAAP are as follows:

(i)	Deferred Income Taxes

The deferred income tax asset (liability) under U.S. GAAP is included in accounts receivable (payable) and other and is calculated as follows:

(MILLIONS)	2008	2007
Tax assets related to operating and capital losses	$990	$1,270
Tax liabilities related to differences in tax and book basis	(1,232)	(1,556)
Valuation allowance	(280)	(338)
Deferred income tax liability under U.S. GAAP	$(522)	$(624)

(ii)	Joint Ventures

Under U.S. GAAP, proportionate consolidation of investments in joint ventures is generally not permitted. Under rules for foreign private issuers promulgated by the United States Securities and Exchange Commission (“SEC”), the company has continued to follow the proportionate consolidation method for investments that would otherwise be equity accounted for under U.S. GAAP.

(iii)	Investment Company Accounting

Included in property plant and equipment are investments held by certain of the company’s subsidiaries which follow Investment Company Accounting. These investments are recorded at fair value under U.S. GAAP, whereas in Canadian GAAP they are accounted for using either full consolidation or equity method accounting.

(iv)	Equity Accounted Investments

The company’s equity accounted investments under U.S. GAAP include Chilean and Brazilian transmission operations, Australian property funds, and other real estate and business services and during 2007, Norbord. During 2008, the company increased its interest in Norbord and began consolidating Norbord under both Canadian and U.S. GAAP.

The investments have been adjusted to reflect the cumulative impact of calculating equity accounted earnings under U.S. GAAP as follows:

(MILLIONS)	2008	2007
Equity accounted investments under Canadian GAAP	$890	$1,352
Reclassification from securities and accounts receivable and other	28	24
Accumulated other comprehensive income (loss)	(20)	(20)
Earnings adjustment	16	(20)
Equity accounted investments under U.S. GAAP	$914	$1,336

(v)	Common Equity

The components of common equity under U.S. GAAP are as follows:

(MILLIONS)	2008	2007
Common shares	$1,295	$1,291
Additional paid in capital	195	75
Accumulated other comprehensive income	(834)	433
Retained earnings	4,430	5,150
Common equity under U.S. GAAP	$5,086	$6,949

(d)	Changes in Accounting Policies Adopted During 2008
(i)	SFAS 157, “Fair Value Measurements”

Effective January 1, 2008, the company adopted for purposes of U.S. GAAP, FASB Statement No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 provides a common definition of fair value, establishes a framework for measuring fair value under U.S. GAAP and expands disclosures about fair value measurements. This statement applies when other accounting pronouncements require fair value measurements and does not require new fair value measurements.

(ii)	SFAS 159, “The Fair Value Option for Financial Assets and Financial Liabilities”

Effective January 1, 2008, the company adopted for the purposes of U.S. GAAP, FASB Statement No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”) which provides companies with an option to report selected financial assets and liabilities at fair value. The standard’s objective is to reduce both the complexity in accounting for financial instruments and the volatility in earnings caused by measuring related assets and liabilities differently. The impact of adopting this statement was $nil million to common equity at January 1, 2008.

(e)	Future Accounting Policy Changes
(i)	SFAS No. 141(R), “Business Combinations,” SFAS No. 160, “Non-controlling Interests in Consolidated Financial Statements” and EITF 08-6, “Equity Method Investment Accounting Considerations”

As of January 1, 2009, the company is required to adopt FASB Statement No. 141(R), “Business Combinations” (“SFAS 141(R)”), FASB Statement No. 160, “Non-controlling Interests in Consolidated Financial Statements” (“SFAS 160”) and Emerging Issues Task Force (“EITF”) 08-6, “Equity Method Investment Accounting Considerations.” SFAS 141(R) will change how business acquisitions are accounted for and will impact the financial statements both on the acquisition date and in subsequent periods. SFAS 160 will change the accounting and reporting for minority interests, which will be re- characterized as non-controlling interests and classified as a component of equity. EITF 08-6 considers issues related to the application of the equity method of accounting in light of the two aforementioned statements. The company is currently evaluating the impact of these new interpretations on the consolidated financial statements.